Mail Stop 0408


								May 8, 2006






Ms. Maria L. Bouvette
President and Chief Executive Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223


Re: 	Porter Bancorp, Inc.
      Registration Statement on Form S-1
      File No. 333-133198
      Filed April 11, 2006

Dear Ms. Bouvette:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Table of Contents
1. Please delete the last sentence in the third paragraph. It is inappropriate to suggest that you are not responsible for the accuracy of the information that you have included in the prospectus.


Prospectus Summary, page 1
2. Please revise your Introduction which states that "this summary highlights only some of the information..." to state that the summary highlights "the key aspects of the offering," as required by Item
503(a).

3. Please revise the introduction and the entire summary to comply with Item 503(a) and the instruction which requires that you "provide a brief overview of the key aspects of the offering" and that you "identify those aspects of the offering that are the most significant." We note that much of the Summary has been copied verbatim from the Business Section.

4. We note your various claims in this section and elsewhere that you have experienced "significant" or "substantial" growth. Please revise this section to differentiate between growth that has occurred through your numerous acquisitions and growth that has occurred through an increase in your business including but not limited to the following:
* revise your statement that "Our customer service-oriented operating philosophy...has been the cornerstone of our significant growth" to indicate the extent to which your growth is attributable to acquisitions rather than your philosophy or other business practices;
* revise your statistics, on page 1, regarding "compound annual growth rate" to disclose the amount of this growth attributable to acquisitions and the amount attributable to other causes; and
* revise your statement, on page 1, that your management team has "continue[d] our organic growth" and that you "also have grown though acquisitions" to more accurately describe the respective roles of organic growth and growth through acquisitions.

5. We note that almost all of the summary addresses your operating strengths and your ability and plans for growth. Please revise the summary to provide a balanced presentation of your strengths and weaknesses. For example, disclose that more than 87 percent of your loan portfolio is secured by real estate and that over one quarter of them are construction loans which have a higher degree of risk.
In
addition, state the risk of the fact that over 38 percent of your deposits are derived from your online banking division.

6. Please revise the section entitled "Operating Strengths, on pages
2-3," as follows:
* explain the significance of "efficiency ratio," to which you refer on page 2 and the standard for evaluating the ratio;
* explain how your efficiency ratio will be effected by the consolidation of three banks into PBI bank on December 31, 2005, your becoming a public company and your change in tax status from a subchapter S to a subchapter C company; and
* revise your claim, on page 2, that you have a "successful integration history" to reflect your risk factor, on page 16, that you may be unsuccessful in integrating these banks you consolidated in 2005 and your risk factor, on page 12, that you may not be able to manage your growth effectively.

7. Please update, on page 6, the number of shares outstanding to the date of the registration statement.


Risk Factors
8. Please reorder your risk factors to place the most important first. Please group related risks together. For example, the risks of dilution on page 17 should be next to the risk of dilution on page
19. In addition, please ensure that each subheading reflects the risk that you discuss in the text and succinctly states the risks that result from the facts or uncertainties;

9. Please revise your discussion, on page 15, of the risk of an interruption or breach in security to address the risks associated with the fact that you operate an internet bank which generates over
38 percent of your deposits but, as you state on page 3, you do not rely on third party venders or consultants for information technology support.

10. Please revise your discussion, on page 17, of the risks associated with your Chairman and CEO controlling your company as follows:
* discuss the fact that you plan to issue options to them that would increase their percentage of ownership and disclose by how much;
* disclose whether, given their percentage of ownership and with the shares owned by your Chairman`s brother, they will in fact be able to determine who serves as directors and officers and major actions such as amending the articles of incorporation and approving mergers; and
* explain how their interests "may differ" from other shareholders and the consequences of these differences to other shareholders.


Our Dividend Policy, page 22
11. Indicate whether or not you currently intend to pay a dividend.

Management`s Discussion and Analysis of Financial Condition and Results of Operation, page 28
12. Please revise the Overview considering Release No. 33-8350. Please include insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For instance, please revise your statement, in the penultimate paragraph on page 28, that "Interest rate fluctuations...affect our interest income" to describe how interest income has been affected by rising interest rates including the extent to which you have loans that are fixed or floating and long term or short term. Address the challenges of integrating the six banks you consolidated in 2005 and what you are doing to minimize the problems.

13. Please revise the MD&A section to comply with Instruction 3 to
Item 303(a) which provides that "the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Please include analysis of the anticipated impact of the following:
* change of tax rate from 0 percent to 35 percent,
* change of tax status and its effect on dividends;
* costs of being a public company;
* costs of issuing stock options;
* costs of changes in executive compensation; and
* consolidation of three subsidiary banks on December 31, 2005 and two others earlier in 2005.

14. On pages 31-33, where you indicate that a change is attributable to more than one cause, please quantify the relative contribution for each cause.


Board Composition, page 66
15. Please name any additional directors, to which you refer.
Please
define the term "independent" as you use the term in your
statement
that "We intend that the majority of our directors will be
independent...."   Explain how they can be independent if they are
elected by the two sole shareholders who also serve as the Chairman,
President, CEO and General Counsel.


Certain Relationships and Related Transactions, page 73
16. We note that on December 31, 2005 you purchased a seventy five percent interest in BBA, Inc from the two persons that are your only shareholders, your only directors and who serve as your Chairman, President, CEO and General Counsel and a trust in the name of a third person who is the brother of one of your two shareholders.
Please
disclose how you determined the value of the stock of BBA and Porter.
Please also disclose how you determined the consideration for the other transactions in the reorganization.

Beneficial Stock Ownership, page 76
17. Please revise the table as follows:
* designate the "Non-Voting Stock" as "Convertible Non-voting stock;"
and
* add a footnote to each citation to the "Convertible Non-voting stock" stating that by its terms the "Convertible Non-voting stock" will be automatically converted into common stock at the closing of this offering.


















      * * * * * * * * * * * * *





      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lisa A. Haynes at (202) 551-3424 or John P. Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491
with
any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director





cc. 	Alan K. MacDonald, Esquire
      Frost Brown Todd LLC
      Suite 3200
      400 West Market Street
      Louisville, Kentucky 40202





Ms. Maria L. Bouvette
Porter Bancorp, Inc.
May 8, 2006
Page 1